02005584

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8 - 52252

RECEIVED FEB 13 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2001** (MM/DD/YY) AND ENDING **12/31/2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Akros Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue, 9th Floor
(No. and Street)

New York	**New York**	**10152**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo **(212) 809-7171**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED FEB 19 2002 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*


Akros Securities
BPM Banca Popolare di Milano Group

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statement of Financial Condition
- ☐ (c) Statement of Income
- ☐ (d) Statement of Changes in Stockholders' Equity
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☐ (l) An Oath or Affirmation
- ■ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (n) Exemptive Provision under Rule 15c3-3

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

375 Park Avenue, Suite 908, New York, NY 10152 Tel 212.546.9466 Fax 212.893.8057
Akros Securities, Inc. is a Member, NASD.


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
Akros Securities, Inc.:

We have audited the accompanying statement of financial condition of Akros Securities, Inc. (a Delaware corporation and wholly owned subsidiary of Banca Akros S.p.A.) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Akros Securities, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
January 25, 2002

AKROS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 823,388
RECEIVABLE FROM CLEARING BROKER	509,371
COMMISSIONS RECEIVABLE	28,176
RECEIVABLE FROM PARENT	56,019
FIXED ASSETS AND LEASEHOLD IMPROVEMENTS, net of accumulated depreciation and amortization of $46,065	263,108
OTHER ASSETS	48,012
Total assets	$ 1,728,074

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 169,067
Compensation payable	67,000
Total liabilities	236,067
STOCKHOLDER'S EQUITY:	
Common stock, par value $10 per share, 4,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid-in capital	3,490,000
Accumulated deficit	(2,007,993)
Total stockholder's equity	1,492,007
Total liabilities and stockholder's equity	$ 1,728,074

The accompanying notes are an integral part of this statement.

AKROS SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND BUSINESS

Akros Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 13, 1999. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (the "NASD") on April 20, 2000. The Company is a wholly owned subsidiary of Banca Akros S.p.A. (the "Parent"), an investment bank duly organized and existing under the laws of the Republic of Italy. The Parent is wholly owned by Banca Popolare di Milano ("BPM"). The Company was formed for the purpose of providing foreign and domestic institutional clients with market research and execution services for securities traded in the United States and Europe.

All customer transactions are cleared through another registered broker-dealer on a fully disclosed basis. Accordingly, the Company is exempt from the Securities and Exchange Commission's (the "SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. Pursuant to its clearing agreement, the Company is liable for customers obligations in the event of default by the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statement of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash and highly liquid investments with original maturities of three months or less.

Revenue Recognition and Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Securities owned during the year are reflected at market value and unrealized gains and losses are reflected in operations.

Foreign Currency

Amounts denominated in or expected to settle in foreign currencies are translated into United States dollars ("US$") on the following basis: (a) market value of investment securities are converted at the closing rate of exchange at the balance sheet date; and (b) purchases and sales of investment securities, as well as income and expenses, are converted at the rate of exchange prevailing on the respective dates of such transactions.

Depreciation and Amortization

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years for office furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or five years.

New Accounting Pronouncement

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets. SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the implementation of SFAS No. 144 will have a material impact on the financial statements.

3. RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker primarily represents cash on deposit required by the clearing broker to cover customer defaults, trade errors and proprietary trading.

4. INCOME TAXES

The Company provides for income taxes for all transactions that have been recognized in the financial statements, determined in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the financial statement recognition of deferred tax assets unless it is more likely than not that such assets will not be realized. As of December 31, 2001, the Company has recorded deferred tax assets of approximately $750,000, related to temporary differences (depreciation, amortization, and net operating loss deductions) between financial and taxable income. The deferred tax assets have been fully offset by a valuation reserve.

5. RELATED PARTY TRANSACTIONS

The Company entered into a formal subordinated loan agreement with the Parent effective on May 19, 2000. The subordinated liability of $3,500,000 was due to mature on June 30, 2003 and bore interest equal to the six months US$ London InterBank Offered Rate plus 0.70%. The subordinated liability had been approved by the NASD and was includable in computing net capital under SEC Rule 15c3-1. After receiving approval from the NASD, the entire amount of the subordinated liability was repaid to the Parent as of August 10, 2001.

As of March 31, 2001, the Company has repaid $13,121,107 of drawn down lines of credit from the Parent.

The Company has commission sharing agreements with its Parent regarding (i) execution of US and non-US securities transactions by the Parent for US and European institutional customers and (ii) execution of US securities transactions by the Company on behalf of customers of the Parent.

5. RELATED PARTY TRANSACTIONS (Continued)

The Company entered into interest rate swap agreements with its Parent in which it exchanged fixed coupon rates of 6.375% and 5.375% for floating coupon rates based on the Euro InterBank Offered Rate ("EURIBOR") plus a spread of 0.80% and 0.93%, respectively. The interest rate swap agreements were terminated as of February 5, 2001.

During 2001, the Company exchanged office space with an affiliate, BPM, whereby the Company acquired certain fixed assets and leasehold improvements of BPM in exchange for which BPM received certain fixed assets of the Company with a carrying value of $59,271 and was paid $25,655 in cash.

6. COMMITMENTS

The Company leases office space under a sublease agreement with BPM which expires on February 13, 2005. Future minimum rental commitments under the lease agreement are as follows:

Year ending December 31:	
2002	$ 104,640
2003	104,640
2004	104,640
2005	12,769
	$ 326,689

7. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires net capital, as defined, of not less than the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2001, the Company had net capital of $1,124,868 which was $874,868 in excess of minimum requirements.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instruments carried at historical cost or contract value approximate market value due to their relatively short-term nature.


ANDERSEN

To the Board of Directors and Stockholder of
Akros Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Akros Securities, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we

noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
January 25, 2002